Exhibit 99.1

Foresight Announces Third Quarter 2018 Financial Results

NESS ZIONA, Israel — November 15, 2018 — Foresight Autonomous Holdings Ltd., an innovator in automotive vision systems (Nasdaq and TASE: FRSX), today reported financial results for the third quarter ended September 30, 2018. Foresight ended the third quarter of 2018 with $19.3 million in cash and short-term deposits, GAAP net loss of $3.75 million and non-GAAP net loss for the same period of $3.76 million.

“During the third quarter, we continued early sales of our QuadSight prototype and expanded our geographic footprint into Asia,” commented Haim Siboni, CEO of Foresight. “We are pleased that a leading Chinese electric and autonomous vehicle manufacturer has recently purchased our QuadSight prototype. China is a market leader in electric vehicle sales, so the opportunity to test and potentially integrate our system opens the door to substantial future possibilities for revenue growth. Furthermore, additional customer relationships enable us to modify and improve our system based on market needs, improving our competitive edge.”

Third Quarter 2018 Financial Results

●	Research and development (R&D) expenses for the three months ended September 30, 2018 were $2,217,000 compared to $1,144,000 in the three months ended September 30, 2017. The increase is attributed mainly to accelerated employee recruitment and is comprised primarily of payroll and related expenses, stock-based compensation expenses and subcontracted service expenses.

●	General and administrative (G&A) expenses for the three months ended September 30, 2018 were $872,000 compared to $684,000 in the three months ended September 30, 2018. The increase is attributed primarily to payroll and related expenses, and subcontracted service expenses.

●	GAAP net loss for the three months ended September 30, 2018 was $3,758,000, or $0.03 loss per ordinary share, compared to a GAAP net profit of $4,466,000, or $0.04 profit per ordinary share, in the three months ended September 30, 2017. The change is attributed mainly to the revaluation of derivative warrant liability.

●	Non-GAAP net loss for the three months ended September 30, 2018 was $3,759,000, or $0.03 loss per ordinary share, compared to a non-GAAP net loss of $2,086,000, or $0.02 loss per ordinary share, in the three months ended September 30, 2017. A reconciliation between GAAP net loss and non-GAAP net loss is provided in the financial statements that are part of this release. Non-GAAP results exclude the effect of stock-based compensation expenses, revaluation of other investments and revaluation of derivative warrant liability.

Balance Sheet Highlights

●	Cash and cash equivalents and short-term deposits totaled $19.3 million as of September 30, 2018, compared to $21.5 million on September 30, 2017.

●	Investments in RailVision Ltd. totaled $13.1 million (including investment in an affiliate company totaling $7.6 million and other short-term investments totaling $5.6 million) as of September 30, 2018, compared to $0.6 million on September 30, 2017. The increase is attributed to warrants revaluation of $9.3 million, warrants exercised in the amount of $4.5 million and equity in net loss of an affiliated company of $1.3 million.

●	GAAP shareholders’ equity totaled $32.8 million as of September 30, 2018, compared to $24.8 million as of December 31, 2017. The increase is attributed mainly to the capital raise completed by the company during the period.

●	Non-GAAP shareholders’ equity totaled $27.6 million as of September 30, 2018, compared to $22.9 million as of December 31, 2017.

	As of September 30,		As of December 31,
(thousands of U.S. dollars)	2018	2017	2017
GAAP Results
Shareholders’ equity	$32,562	$15,598	$24,817
Non-GAAP Results
Shareholders’ equity	$27,312	$21,890	$22,921

A reconciliation between GAAP shareholders’ equity results and non-GAAP shareholders’ equity results is provided in the financial statements that are part of this release. Non-GAAP results exclude revaluation of other investments and derivative warrant liability.

Recent Corporate Highlights:

●	Announced Sale of QuadSight™ Prototype to a Leading Chinese Electric and Autonomous Car Manufacturer: Foresight announced the sale of another prototype of its breakthrough QuadSight™ quad-camera vision system targeted for the semi-autonomous and autonomous vehicle market. The system was ordered by a leading Chinese electric and autonomous vehicle manufacturer to evaluate the system and its performance with the manufacturer’s current electric vehicles. Revenue from the prototype system sale is expected to total tens of thousands of dollars.

●	Leading European Vehicle Manufacturer Orders QuadSight™ Prototype: The QuadSight™ multi-camera vision solution was ordered by the truck division of one of Europe’s largest and leading vehicle manufacturers. Revenue from the prototype system sale is expected to total tens of thousands of dollars.

●	Selected as Finalist for NMW Startup Challenge, the Innovation Platform of the IAA Commercial Vehicles: Foresight was selected as a finalist in the New Mobility World (NMW) Lab18 Startup Challenge from more than 100 applicants from 29 countries, thus recognized as one of four of the most promising mobility startups to reach the final round.

●	Foresight Increased Ownership in RailVision Ltd.: Foresight is now the largest shareholder of RailVision. RailVision is a developer and market leader of unique solutions and vision-based systems for advanced safety, and asset and fleet management in the rail industry. RailVision has completed 14 trials of its unique vision-based system with leading European railway companies. Foresight exercised approximately $2.8 million of warrants, raising its ownership stake to approximately 36%, on an as issued basis.

●	QuadSight™ Wins Prestigious CES Innovation Award: Foresight’s QuadSight™ vision system was named a 2019 CES Innovation Award honoree in the Vehicle Intelligence and Self-Driving Technology category. A QuadSight™ system will be demonstrated at Foresight’s booth #2206 at Westgate Las Vegas and will also be on display at the CES Innovation Award Showcase at The Venetian during CES 2019 in Las Vegas.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), the company’s earnings release contains non-GAAP financial measures of net loss for the period that excludes the effect of stock-based compensation expenses, the revaluation of other investments and revaluation of derivative warrant liability, and non-GAAP financial measures of shareholders’ equity that excludes the effect of derivative warrant liability and the revaluation of other investments. The company’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the company’s ongoing operations. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The non-GAAP financial measures disclosed by the company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and non-GAAP measures are provided later in this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of stereo/quad-camera vision systems and V2X cellular-based solutions for the automotive industry. Foresight’s vision systems are based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. The company, through its wholly owned subsidiary Foresight Automotive Ltd., develops advanced systems for accident prevention which are designed to provide real-time information about the vehicle’s surroundings while in motion. The systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. The company’s systems are targeting the Advanced Driver Assistance Systems (ADAS), semi-autonomous and autonomous vehicle markets. The company predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses future possibilities for revenue growth and potential revenues from prototype system sales. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 27, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	As of September 30, 2018	As of September 30, 2017	As of December 31, 2017
ASSETS

Current assets:
Cash and cash equivalents	$11,172	$10,182	$9,636
Short term deposits	8,109	11,342	12,169
Marketable equity securities	24	20	22
Other investments	5,574	-	2,361
Other receivables	526	369	482
Total current assets	25,405	21,913	24,670

Non-current assets:
Investment in affiliate company	7,559	522	1,404
Other investments	-	66	1,672
Fixed assets, net	827	186	289
	8,386	774	3,365

Total assets	$33,791	22,687	$28,035

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$223	259	$330
Other accounts payables	928	538	817
Derivative warrant liability	2	-	-
Total current liabilities	1,153	797	1,147

Derivative warrant liability	76	6,292	2,071

Total liabilities	1,229	7,089	3,218

Shareholders’ equity:

Common shares of no par value;	-	-	-
Additional paid-in capital	57,102	41,389	44,114
Accumulated deficit	(24,540)	(25,791)	(19,297)
Total shareholders’ equity	32,562	15,598	24,817

Total liabilities and shareholders’ equity	$33,791	22,687	$28,035

FORESIGHT AUTONOMOUS HOLDINGS LTD.

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	As of September 30, 2018	As of September 30, 2017	As of December 31, 2017
GAAP Shareholders’ equity	32,562	15,598	24,817
Revaluation of other investments	(5,328)	-	(3,967)
Derivative warrant liability	78	6,292	2,071
Non-GAAP Shareholders’ equity	27,312	21,890	22,921

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2018	2017	2018	2017
Research and development expenses	(6,478)	(2,419)	(2,217)	(1,144)

Marketing and sales	(775)	(776)	(234)	(263)

General and administrative expenses	(2,813)	(3,021)	(872)	(684)

Operating loss	(10,066)	(6,216)	(3,323)	(2,091)

Equity in net loss of an affiliated company	(2,112)	(726)	(1,035)	(343)

Financing income (expenses), net	6,935	(15,494)	600	6,900

Net (loss) profit	(5,243)	(22,436)	(3,758)	4,466

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2018	2017	2018	2017

Net cash used in operating activities
Profit (loss) for the period	(5,243)	(22,436)	(3,758)	4,466

Adjustments to reconcile profit (loss) to net cash used in operating activities:	(2,959)	18,642	146	(5,930)

Net cash used in operating activities	(8,202)	(3,794)	(3,612)	(1,464)

Cash Flows from Investing Activities
Changes in short term deposits	4,060	(10,952)	3,053	(7,323)
Investment in affiliate company	(4,479)	-	(1,990)	-
Proceeds from sales of fixed assets	1	-	1	-
Purchase of fixed assets	(712)	(149)	(282)	(69)

Net cash provided (used) in investing activities	(1,130)	(11,101)	782	(7,392)

Cash flows from Financing Activities:
Issuance of ordinary shares and warrants, net of issuance expenses	11,208	10,745	5,403	-
Exercise of warrants and options, net of issuance expenses	159	10,646	-	5,050

Net cash provided by financing activities	11,367	21,391	5,403	5,050

Effect of exchange rate changes on cash and cash equivalents	(499)	322	116	(294)

Increase (decrease) in cash and cash equivalents	1,536	6,818	2,689	(4,100)
Cash and cash equivalents at the beginning of the period	9,636	3,364	8,483	14,282

Cash and cash equivalents at the end of the period	11,172	10,182	11,172	10,182

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2018	2017	2018	2017
Adjustments to reconcile profit (loss) to net cash used in operating activities:
Share-based payment	1,620	2,063	440	424
Depreciation	170	30	80	15
Loss from sale of fixed assets	3		3
Revaluation of derivative warrant liability	(1,993)	16,074	(441)	(6,976)
Equity in loss of an affiliated company	2,112	726	1,035	343
Revaluation of securities	(2)	(3)	20	3
Revaluation of other investments	(5,328)	-	-	-
exchange rate changes on cash and cash equivalents	499	(322)	(116)	294

Changes in assets and liabilities:
Decrease (increase) in other receivables	(44)	(266)	(186)	(89)
Increase (decrease) in trade payables	(107)	155	(83)	156
Increase (decrease) in other accounts payable	111	185	(606)	(100)

Adjustments to reconcile profit (loss) to net cash used in operating activities	(2,959)	18,642	146	(5,930)

FORESIGHT AUTONOMOUS HOLDINGS LTD.

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands

	Nine months ended September 30		Three months ended September 30,
	2018	2017	2018	2017
GAAP operating loss	(10,066)	(6,216)	(3,323)	(2,091)
Stock-based compensation in research and development	491	345	142	162
Stock-based compensation in sales and marketing	143	354	47	94
Stock-based compensation in general and administrative	986	1,364	251	168
Non-GAAP operating loss	(8,446)	(4,153)	(2,883)	(1,667)

GAAP financing income (expenses), net	6,935	(15,494)	600	6,900
Revaluation of other investments	(5,328)	-	-	-
Revaluation of derivative warrant liability	(1,993)	16,074	(441)	(6,976)
Non-GAAP financing income (expenses), net	(386)	580	159	(76)

GAAP net profit (loss)	(5,243)	(22,436)	(3,758)	4,466
Stock-based compensation expenses	1,620	2,063	440	424
Revaluation of other investments	(5,328)	-	-	-
Revaluation of derivative warrant liability	(1,993)	16,074	(441)	6,976
Non-GAAP net loss	(10,944)	(4,299)	(3,759)	(2,086)